Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER 2012 RESULTS

MONTERREY, MEXICO, APRIL 26, 2012– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 4% during the first quarter of 2012 to approximately U.S.$3.5 billion versus the comparable period in 2011. Operating EBITDA increased by 7% during the first quarter of 2012 to U.S.$567 million versus the same period in 2011. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, operating EBITDA increased by 10% in the same period.

CEMEX’s Consolidated First-Quarter 2012 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher sales mainly from our operations in the United States and South, Central America and the Caribbean

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was negative U.S.$287 million, compared with negative U.S.$300 million in the same quarter of 2011.

•	Operating income in the first quarter increased by 34%, to U.S.$240 million, from the comparable period in 2011.

Fernando A. González, Executive Vice President of Finance and Administration, said: “The favorable performance in most of our regions leads us to believe that we are in the initial stages of a turnaround.

This is the sixth consecutive quarter of top-line growth in our results. We also saw growth in our consolidated cement volumes during the quarter versus the same quarter last year. Consolidated prices for cement, ready mix, and aggregates also increased on a quarter-on-quarter basis both in local-currency and U.S.-dollar terms. In fact, all of our regions showed stable to growing prices on a quarter-on-quarter basis in all three products with the exception of our aggregates business in Asia. We are particularly pleased with the quarterly performance of our operations in the United States and the South, Central America and Caribbean region.

During the quarter, we also had the narrowest controlling interest net loss since the third quarter of 2009.

We remain focused on our transformation process and expect an incremental improvement of 200 million dollars in our steady-state EBITDA during 2012, reaching a run rate of 400 million dollars by the end of this year.

We also continue to be confident in our ability to meet all of our financial obligations.”

Consolidated Corporate Results

During the first quarter of 2012, controlling interest net income was a loss of U.S.$26 million, an improvement over the loss of U.S.$229 million in the same period last year.

Geographical Markets First-Quarter 2012 Highlights

Net sales in our operations in Mexico decreased 1% in the first quarter of 2012 to U.S.$838 million, compared with U.S.$842 million in the first quarter of 2011. Operating EBITDA increased by 1% to U.S.$297 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$684 million in the first quarter of 2012, up 35% from the same period in 2011. Operating EBITDA was a loss of U.S.$24 million in the quarter, lower than the loss of U.S.$45 million in the same quarter of 2011.

In Northern Europe, net sales for the first quarter of 2012 decreased 11% to U.S.$873 million, compared with U.S.$984 million in the first quarter of 2011. Operating EBITDA was U.S.$55 million for the quarter, 421% higher than the same period last year.

First-quarter net sales in the Mediterranean region were U.S.$377 million, 14% lower compared with U.S.$436 million during the first quarter of 2011. Operating EBITDA decreased 16% to U.S.$97 million for the quarter versus the comparable period in 2011.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$524 million during the first quarter of 2012, representing an increase of 30% over the same period of 2011. Operating EBITDA increased 56% to U.S.$178 million in the first quarter of 2012, from U.S.$114 million in the first quarter of 2011.

Operations in Asia reported a 5% increase in net sales for the first quarter of 2012, to U.S.$128 million, versus the first quarter of 2011, and Operating EBITDA for the quarter was U.S.$12 million, down 43% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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